One Financial Center
Boston, MA 02111
617-542-6000
617-542-2241 fax
Marianne Staniunas * 617 348 1844 * mstaniunas@mintz.com	www.mintz.com

April 13, 2006

VIA FAX AND OVERNIGHT MAIL

Jeffrey P. Riedler, Esq., Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 4, 2006
File No. 001-15875

Ladies and Gentlemen:

          On behalf of King Pharmaceuticals, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a response to the comment contained in the letter dated April 11, 2006 from Jeffrey Riedler of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) to Brian A. Markison, the Company’s President and Chief Executive Officer. The comment related to the disclosure contained in the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy”), initially filed by the Company with the Commission on April 4, 2006. The comment and response set forth below is keyed to the numbering of the comment and the heading used in the Staff’s letter and is based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. The Company will include the disclosure set forth below in the definitive version of the Proxy Statement to be filed with the Commission and distributed to stockholders (the “Definitive Proxy”).  The page number referred to in the response references the applicable page of the Definitive Proxy.

Proposal 2 -- Charter Amendment, page 25

          Comment 1:  We note you state you “currently have no specific understandings, arrangements or agreements with respect to any future acquisitions that would require us to issue a material amount of new shares of our common stock” (emphasis added).  Please disclose whether you have plans to issue any amount of the additional shares for any reason.

          Response to Comment 1:  The Company has added disclosure to the Definitive Proxy to reflect the Staff’s comment, as follows:

          “The Board of Directors believes it continues to be in our best interest to have sufficient additional authorized but unissued shares of common stock available in order to provide flexibility for corporate action in the future. Management believes that the availability of additional authorized shares for issuance from time to time at the Board of Directors’ discretion in connection with possible

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON * WASHINGTON * RESTON * NEW YORK * STAMFORD * LOS ANGELES * LONDON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
April 13, 2006

acquisitions of other companies, future financings, investment opportunities, stock splits or dividends or for other corporate purposes is desirable in order to avoid repeated separate amendments to our charter and the delay and expense of holding special meetings of shareholders to approve such amendments.  Other than shares of common stock that we may issue pursuant to our Incentive Plan or stock options issued pursuant to prior equity compensation plans, and in conjunction with the potential conversion of currently outstanding convertible debt, we currently have no specific understandings, arrangements or agreements that would require us to issue new shares of our common stock.  The Board of Directors believes, however, that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.”

* * *

          In connection with the Commission’s comment, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that the above response and the related revisions will be acceptable to the Staff. Please do not hesitate to call Darin Smith, Megan Gates or me at (617) 542-6000 with any questions regarding this letter. We thank you for your time and attention.

Very truly yours,

/s/ Marianne Staniunas

Marianne Staniunas

cc:	Securities and Exchange Commission
Gregory S. Belliston, Esq.

King Pharmanceuticals, Inc.
Mr. Brian A. Markison
James W. Elrod, Esq.
William L. Phillips, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Darin P. Smith, Esq.
Megan N. Gates, Esq.